UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated November 28, 2008	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2008	Cameco Corporation
	By:	/s/ Gary M.S. Chad
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Temporarily Suspends UF6 Production In Port Hope
Saskatoon, Saskatchewan, Canada, November 28, 2008..............
Cameco Corporation announced today it is suspending uranium hexafluoride (UF6) production at the company’s Port Hope plant.
As previously announced, a contract dispute between Cameco and its sole supplier of hydrofluoric acid (HF) has resulted in unreliable and expensive deliveries of this material necessary for the production of UF6. The dispute remains unresolved and Cameco has exhausted the inventory of HF it had purchased on a spot basis.
Cameco is in discussions to broaden its sources of HF while at the same time seeking to resolve the dispute with the current supplier. Given the uncertainty, Cameco has decided to suspend UF6 production until the second half of 2009.
Cameco anticipates meeting UF6 deliveries to customers in the first half of 2009.
Cameco expects the process of suspending UF6 production in a safe manner will take several weeks. During that time, the company will finalize its review of staffing levels and, regrettably, layoffs will result. The exact number and type of positions that will be affected have not been determined, but the company expects the number will be less than 100. Cameco employs approximately 440 people at the conversion facility. The company’s other plant at the conversion facility that produces uranium dioxide (UO2 ) is not impacted.
Cameco plans to carry out a number of projects at the UF6 plant including refurbishing fluorine cells and doing general work that would establish conditions intended to assure a safe and efficient operation when the plant restarts.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316